November 30, 2007

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	ITC^DeltaCom, Inc. (the “Company”)

Registration Statement on Form S-1

Filed August 31, 2007

File No. 333-145818

Form 10-K for the fiscal year ended December 31, 2006

Filed March 29, 2007

Form 10-Q for the quarter ended June 30, 2007

File No. 1-8497

Ladies and Gentlemen:

ITC^DeltaCom, Inc. (the “Company”) hereby files with the Commission pre-effective Amendment No. 1 (the “Amendment”) to the Company’s registration statement on Form S-1 as originally filed on August 31, 2007 (the “Registration Statement”). The Amendment reflects all disclosures not dependent on matters related to the declaration of the rights covered by the filing. Those disclosures will be included in the final pre-effective amendment to the Registration Statement, which the Company will file with the Commission following resolution of the two remaining staff comments on the filing.

The Company is furnishing the Commission staff by hand delivery three marked and two unmarked courtesy copies of the Amendment in typeset format. Each marked courtesy copy shows all changes to the Registration Statement as originally filed on August 31, 2007. Such changes principally:

•	update the financial information and all applicable sections of the Registration Statement as of September 30, 2007 and for the nine months then ended; and

•

as identified below, modify or add disclosures in the Registration Statement requested in the staff’s letters of comment dated September 28, 2007 and October 23, 2007 and which remained subject to staff request following the staff’s review of the Company’s responses.

Securities and Exchange Commission

November 30, 2007

Page - 2 -

Subject to resolution of the comments set forth in the staff’s letter of comment dated November 20, 2007, which the Company has addressed in separate correspondence with the staff, the Company has responded to all of the staff’s comments on this filing.

Responses to Staff Comments

The following identifies the location in the Amendment of disclosure responsive to the related staff comments noted below in accordance with the Company’s undertakings to the staff.

Staff Comment Letter of

September 28, 2007

Comment No.	Location in Amendment

1	Page 27 (updated historical values as of September 30, 2007)

2	Page 29

3	Page 26 (note (a))

4	Pages 29, 30

15	Page 21

17	Page 22

Staff Comment Letter of

October 23, 2007

Comment No.	Location in Amendment

1	Pages 29, 30

8	Page 22

In accordance with its undertakings to the staff, the Company has included other disclosures responsive to the staff’s comments in the Company’s quarterly report on Form 10-Q for the quarterly period ended September 30, 2007, which the Company filed with the Commission on November 14.

Securities and Exchange Commission

November 30, 2007

Page - 3 -

Expedited Review Requested

As previously discussed with the staff, the Company requests that the staff complete its review of the Amendment as soon as practicable, and in any event not later than December 5, to permit the Company to complete the rights offering by the deadline prescribed in its charter.

* * * * *

If the staff would like additional information, or has any questions or comments, with respect to the foregoing matters, please contact the undersigned at telephone number 256-382-3827.

Very truly yours,

/s/ Richard E. Fish, Jr.
Richard E. Fish, Jr.
Chief Financial Officer

cc:	BDO Seidman, LLP
Hogan & Hartson L.L.P.